UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2017

Commission File Number: 001-36073

ENZYMOTEC LTD.
(Translation of registrant’s name into English)

Sagi 2000 Industrial Area
P.O. Box 6
Migdal Ha’Emeq 2310001, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

On October 28, 2017, Enzymotec Ltd. (“Enzymotec”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Frutarom Ltd., an Israeli company (“Parent”), and Frutarom Tech Ltd., an Israeli company and a wholly-owned subsidiary of Parent (“Merger Sub”), pursuant to which Merger Sub will merge with and into Enzymotec (the “Merger”), with Enzymotec continuing after the Merger as the surviving company (the “Surviving Company”) and a wholly-owned subsidiary of Parent. The Merger is structured as a statutory merger pursuant to Sections 314-327 of the Israeli Companies Law, 5759-1999.

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”):

(i)
each ordinary share, par value NIS 0.01, of Enzymotec (an “Ordinary Share”) issued and outstanding immediately prior to the Effective Time will be canceled and converted into the right to receive $11.90 in cash without interest and less applicable withholding taxes (the “Merger Consideration”);

(ii)
each outstanding Enzymotec stock option, the outstanding warrant to purchase Ordinary Shares, and each outstanding Enzymotec award of restricted stock units, will be canceled in exchange for the right to receive the following, without interest and less applicable withholding taxes:

(a)
with respect to the portion of each  such stock option and award of restricted stock units that is vested in accordance with its terms at or prior to the closing of the Merger, and with respect to the outstanding warrant to purchase Ordinary Shares,  an amount in cash  equal to the product of (x) (A) with respect to the stock options and warrant, the excess, if any, of the Merger Consideration over the applicable exercise price per Ordinary Share subject to such vested portion of such stock option or warrant or (B) with respect to the award of restricted stock units, the Merger Consideration  and (y) the number of Ordinary Shares subject to the vested portion of such stock option, warrant or award of restricted units, as applicable; and

(b)
with respect to the portion of each such stock option and award of restricted stock units that is unvested as of the Effective Time (excluding any award of restricted stock units for which the applicable performance-vesting condition has not been achieved prior to the closing of the Merger) and that is scheduled to vest on a regular vesting date occurring after the date of the closing of the Merger and on or before January 1, 2019 (or, in the case of certain Enzymotec stock options and restricted stock units subject to double trigger vesting provisions and identified by Enzymotec pursuant to the Merger Agreement, on a regular vesting date or a “double trigger” vesting event, in either case, occurring following the Effective Time under, and solely to the extent required by, the terms of such stock option and restricted stock unit as in effect on the date of the Merger Agreement), if the holder thereof remains employed on the applicable vesting date by Enzymotec, Parent or their respective subsidiaries,  an amount in cash,  equal to the product of (x) (A) with respect to stock options, the excess, if any, of the Merger Consideration over the exercise price per Ordinary Share subject to such unvested portion or (B) with respect to restricted stock units, the Merger Consideration and (y) the total number of shares underlying such unvested portion that would have vested on such vesting date.

From and after the Effective Time, all Enzymotec stock options, warrants, and awards of restricted stock units shall cease to exist, and each holder thereof shall cease to have any rights arising therefrom, except for the right to receive the cash payments described above.  Continuing employees may have the opportunity to participate in a Parent incentive plan after January 1, 2019.

The board of directors of Enzymotec (the “Board”) has unanimously (i) determined that the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement are fair to, and in the best interests of, Enzymotec and its shareholders and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of Enzymotec to its creditors as a result of the Merger; (ii) approved the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement; and (iii) determined to recommend that the shareholders of Enzymotec approve the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement.

Enzymotec and Parent have made customary representations and warranties and agreed to customary covenants in the Merger Agreement, including, among others, covenants by Enzymotec to conduct its business in the ordinary course during the period between the execution of the Merger Agreement and the Effective Time and not to engage in certain types of transactions during this period unless approved in writing by Parent, in each case subject to certain exceptions. The Merger Agreement contains customary “no-shop” restrictions prohibiting Enzymotec and its representatives from, among other things, (i) soliciting, initiating, knowingly encouraging, or knowingly facilitating any inquiry or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal (as defined in the Merger Agreement), and (ii) participating in any discussions or negotiations regarding, or furnishing to any person any non-public information in connection with, any Acquisition Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal, subject to certain customary exceptions to permit the Board to comply with the directors’ fiduciary duties under Israeli law.

Consummation of the Merger is subject to several conditions, including the approval of Enzymotec’s shareholders at a meeting of shareholders (the “Shareholders Meeting”).  At the Shareholders Meeting, Enzymotec’s shareholders will also be asked to approve, subject to approval by Enzymotec’s shareholders of the Merger, the election to the Board of three individuals nominated by Parent and one individual nominated by the Company.  In addition to shareholder approval, the closing of the Merger is subject to several customary conditions, including, among others, (i) the passage of the statutory waiting periods following the filing of the merger proposal with the Registrar of Companies of the State of Israel and the receipt of the Shareholder Approval, (ii) the absence of any law or order preventing the consummation of the Merger, (iii) the accuracy of the representations and warranties of each party in the Merger Agreement (subject to the qualifications specified in the Merger Agreement), (iv) compliance in all material respects by each party with its covenants under the Merger Agreement, and (v) the absence of a material adverse effect (as such term is defined in the Merger Agreement) with respect to Enzymotec from the date of the Merger Agreement.  The Merger is not subject to any financing condition or approval of Parent’s shareholders.

Enzymotec expects to publish notice of the Shareholders Meeting in the near future, and soon thereafter, will provide to its shareholders a proxy statement describing the Merger, the Merger Agreement, as well as the procedure for voting in person or by proxy at the Shareholders Meeting and various other details related to the Shareholders Meeting. If the Merger is approved at the Shareholders Meeting, Israeli law mandates a 30-day waiting period before the Merger can become effective following such approval (the effectiveness of the Merger also requires a 50-day waiting period following the filing of a merger proposal with the Israeli Companies Registrar, which we expect will occur in the near future). Enzymotec anticipates that the Merger will be completed during the first quarter of 2018.

The Merger Agreement contains certain termination rights, including, among others, the right of either party to terminate the Merger Agreement if the Merger is not consummated by March 30, 2018 and the right of Enzymotec to terminate the Merger Agreement to accept a Superior Proposal (as defined in the Merger Agreement), subject to specified procedures and limitations and payment by Enzymotec of a termination fee of $14.5 million.

If the Merger is consummated, the Ordinary Shares will be delisted from the Nasdaq Global Select Market and deregistered under the Securities Exchange Act of 1934.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit 99.1 hereto and incorporated herein by reference. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of such agreement and as of specific dates, were made solely for the benefit of the parties to the Merger Agreement and may be intended not as statements of fact, but rather as a way of allocating risk to one of the parties if those statements prove to be inaccurate. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality in a way that is different from what may be viewed as material by shareholders of, or other investors in, Enzymotec. Enzymotec’s shareholders and other investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of Enzymotec, Parent, Merger Sub or any of their respective subsidiaries or affiliates.

On October 29, 2017, Enzymotec issued a press release announcing the execution of the Merger Agreement. A copy of the press release is attached as Exhibit 99.2 hereto.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the Merger, Enzymotec intends to submit relevant materials to the U.S. Securities and Exchange Commission (the “SEC”) and other governmental or regulatory authorities, including a proxy statement and form of proxy card. INVESTORS ARE URGED TO READ THESE MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ENZYMOTEC AND THE MERGER. The proxy statement, proxy card and certain other relevant materials (when they become available) and any other documents submitted by Enzymotec to the SEC may be obtained free of charge at the SEC’s website at http://www.sec.gov. Investors are urged to read the proxy statement and the other relevant materials carefully when they become available before making any voting or investment decision with respect to the Merger.

This Report of Foreign Private Issuer on Form 6-K is hereby incorporated by reference in Enzymotec’s registration statements on Form S-8, SEC file numbers 333-216734, 333-202839 and 333-193118, filed with the SEC on March 16, 2017, March 18, 2015 and December 30, 2013, respectively.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Information provided in this Report of Foreign Private Issuer on Form 6-K contains forward-looking statements, within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended that involve risks and uncertainties. These forward-looking statements include, but are not limited to, statements about the expected timing of the Merger, the satisfaction or waiver of any conditions to the proposed Merger, anticipated benefits, growth opportunities and other events relating to the proposed Merger, projections about Enzymotec’s business and its future revenues, expenses and profitability. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about Enzymotec and its industry as of the date of this Form 6-K. We undertake no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in our expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including: (1) Enzymotec may be unable to satisfy conditions to the closing of the proposed Merger; (2) the proposed Merger may involve unexpected costs, liabilities or delays; (3) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; (4) the ability to recognize benefits of the proposed Merger; (5) risks that the proposed Merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the proposed Merger; (6) impact of the Merger on relationships with Enzymotec’s commercial counter-parties and (7) other risks that may imperil the consummation of the Merger, which may result in the Merger not being consummated within the expected time period or at all, as well as the risks described in Enzymotec’s filings with the SEC. For more details, please refer to Enzymotec’s filings with the SEC, including its Annual Report on Form 20-F for the year ended December 31, 2016, and its Reports of Foreign Private Issuer on Form 6-K furnished to the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enzymotec Ltd.

Date: October 30, 2017	By:	/s/ Dror Israel
Name: Dror Israel Title: Chief Financial Officer

EXHIBIT INDEX

The following exhibits are furnished as part of this Form 6-K:

99.1	Agreement and Plan of Merger, dated October 28, 2017, by and among Enzymotec Ltd., Frutarom Ltd., and Frutarom Tech Ltd.

99.2	Press Release, dated October 29, 2017, titled “Enzymotec Enters Definitive Agreement to be Acquired by Frutarom.”